FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Form 6-K dated July 28, 2004
2.	A copy of the letter dated July 28, 2004 addressed to The Stock Exchange, Mumbai (BSE)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: July 28, 2004	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

July 28, 2004

Mr. Sanjay Golecha
General Manager
Department of Corporate Services
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Annual General Meeting and Notice of Book Closure

We have to inform you that the Tenth Annual General Meeting (AGM) of the Members of the Bank has been convened on Monday, September 20, 2004 at Vadodara.

Further, the Register of Members and the Share Transfer Books of the Company will remain closed from Saturday, September 4, 2004 to Monday, September 20, 2004 (both days inclusive).

Dividend of Rs.7.50 per equity share of Rs.10/- each (75%) as recommended by the Board of Directors of the Bank for the year ended March 31, 2004, if declared by the Members at the AGM, will be paid on and from Wednesday, September 22, 2004:

i.

to those Members, holding shares in physical form and whose names appear on the Register of Members of the Company, at the close of business hours on Monday, September 20, 2004, after giving effect to all valid transfers in physical form lodged with the Company and its Registrar and Transfer Agents on or before Friday, September 3, 2004; and

ii.

in respect of shares held in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Friday, September 3, 2004.

The equity shares allotted under the public issue (including equity shares allotted under Green Shoe Option) in April/ May 2004 will be entitled for full dividend that may be declared by the Members at the AGM subject to the following:

‘Dividend will be paid to the holders of equity shares on which calls are in arrears, in proportion to the amount of capital paid-up on each share as on September 3, 2004 (being the date before the commencement of closure of share transfer books), as per Article 175 of the Articles of Association of the Bank read with Section 93 of the Companies Act, 1956.’

Please take the details on record and advise all members of the stock exchange accordingly.

Yours faithfully,

Nilesh Trivedi